FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        March, 2003

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 700, 407 2nd Street SW Calgary, Alberta Canada T2P 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 22, 2003	signed "Don Gleason" Don Gleason, CFO

C h  a  r   t   w   e   l   l     T   e   c   h   n    o   l   o   g   y     I  n  c .

PRESS RELEASE

CHARTWELL REPORTS CONTINUED GROWTH

Chartwell Technology Inc.	TSX-VEN: CWH

Calgary, Canada, March 6, 2003, Chartwell Technology Inc. (TSX-VEN: CWH) a leading provider of gaming systems and entertainment content to the online gaming industry, announces financial results for the first quarter ended January 31, 2003 and fiscal year ended October 31, 2002.

First Quarter 2003 Results

Revenues: For the first quarter ended January 31, 2003, revenue rose 315% to $1,691,476 compared to $407,343 in the same period of 2002. License fee revenues rose 250% to $1,183,308 compared to $337,902 in the same prior year period. The balance of revenues were made up of software set up fees of $480,500 and interest and other revenues of $27,668.

Expenses: Expenses for the quarter rose to $1,343,863 compared to $1,184,189 in the same quarter of 2002. This 14% increase was attributed to higher software development costs relating to the Company’s casino software as well as development of new bingo and poker software for expansion into new gaming verticals. Consistent with its expansion into new regulated markets, the Company also increased expenditures toward its eventual certification in targeted jurisdictions. General and administrative expenses for the quarter were $423,201, a decrease of 11% over the same period of the prior year.

Gain: The first quarter of 2003 was Chartwell’s most profitable quarter to date with net income of $347,613 or $0.03 per share compared to a loss of $776,846 or $0.06 per share for the corresponding quarter of the prior year.

“Strong revenue growth from established gaming clients, particularly in Europe, continues to have a very positive effect on our financial performance,” states Darold H. Parken, President and CEO of Chartwell. “Our mandate has been to deliver solid revenue growth across a core of branded customers and we are pleased to report that we are meeting those objectives.” Mr. Parken adds, ” Given that our recurring license fee revenues continue to increase as a component of total revenues and our firm control over expenses, we are confident in our goal of achieving profitability this fiscal year.”

Fiscal Year 2002 Results

Revenues: Revenues increased to $3,737,994 for the year ended October 31, 2002, compared with $3,232,354 for the prior year an increase of 16%. Operating revenues consisted of software set-up fees and software licensing fees. Software licensing fees for the year ended October 31, 2002 were $2,646,766 compared to $908,876 in the prior year, an increase of 191%. Software set-up fees for the year were $789,197 compared to $1,928,696 in 2001, a decrease of 59%. Interest and other revenues for the fiscal year ended October 31, 2002 were $302,031, compared to $394,782 of the prior year.

Expenses: Expenses increased from $4,068,321 during the fiscal year ended October 31, 2001, to $5,169,276 in 2002. The software development component of expenses increased to $2,651,335 during the fiscal year ended October 31, 2002, compared to $2,013,601 for 2001, representing an increase of 32%, due to an expansion of our product offering. General and administrative expenses increased $234,147 (11%) from

$2,065,710 during the fiscal year ended October 31, 2001, to $2,299,857 in 2002. Higher general and administrative expenses reflect increased sales and marketing efforts.

Loss: Net loss from continuing operations increased $595,315, from $835,697 during the year ended October 31, 2001 to $1,431,282 for the fiscal year ended October 31, 2002 ($0.11 per share).

“Despite the challenges experienced by many of our competitors over the past year, Chartwell actually saw positive growth during 2002, with revenues increasing 16% over the previous year”, states Mr. Parken.  “An important indicator of our long-term potential is the substantial growth we achieved in the recurring portion of revenue,” he continues. “We are pleased to report that recurring software license revenues now comprise approximately 70% of our total revenue stream.” These recurring software license fees amounted to $2,646,766 in 2002 representing an increase of 191% over the previous year.”

Throughout the last year Chartwell continued to invest in new products and platforms that will provide access to new gaming markets and add significant new revenue streams. Correspondingly, expenses during 2002 rose to $5,169,276 representing a 27% increase over the previous year. The largest single area of expense growth during 2002 was in software development, which rose by 32% due to the expansion of our programming team and the development of new gaming products and features.

New Products and Platforms

Chartwell was one of the first companies to provide a complete no-download casino suite with its first Java-based product. Since entering the market in 1999, Chartwell has continued to maintain its leading position in no-download technology with the release of its V4.0 Flash-based casino during the past year.

Chartwell will soon be launching its latest product initiative, multi-player poker. With a global poker player market numbering in the millions, Chartwell is poised to tap into this relatively new gaming revenue stream. “Many of our current licensees have a player base that is eager to try our latest product offering,” states Darcy Krogh, Chartwell’s Vice President of Business Development, “and we are now in the final stages of testing before rolling out this exciting new gaming product which includes five popular poker games with full tournament functionality.”

Java-enabled wireless devices such as cellular phones are increasingly popular as gaming platforms and Chartwell has been a leader in bringing casino style games to this rapidly growing market. “As a follow-up to our earlier launch with a major cellular phone manufacturer, we are actively pursuing new deals that will bring our games to users of a multitude of Java-enabled handsets,” states Mr. Krogh.

Chartwell will also soon be releasing the download version of its casino suite, which will give players the option of saving the client-side application to their computer desktop. “While this latest addition to our product portfolio is not revolutionary in concept, it was a logical step in rounding out our product offering to address all player preferences and platforms,” states Mr. Krogh.

Looking Ahead

The 2003 International Casino Exhibition (ICE), held in London in January, was further confirmation of Chartwell’s market strategy. ICE is one of the world’s largest gaming industry trade shows where Chartwell’s products and services garnered an unprecedented level of interest, fueled largely by a gaming friendly European market, and the much-anticipated regulation of the online gaming environment in the U.K. The ICE venue also allowed Chartwell to unveil its kiosk-based gaming system, which promises to provide access to new gaming channels and add considerable revenue streams in the months and years ahead.

Chartwell looks to continued growth of its branded client base and to deploying new games and features that it has invested in over the past year to achieve its objective of providing our clients with every game for every platform. Sales of our wireless gaming system will not only provide an additional revenue stream for the Company but will also enhance Chartwell’s position as the leader in cutting edge technologies. Chartwell’s Poker, Bingo and Kiosk gaming products offer many new market opportunities and are expected to be strong contributors to revenue growth.

About Chartwell

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at: www.chartwelltechnology.com

For further information, please contact:  Chartwell Technology Inc.

Darold H Parken, President (877) 261-6619 or (403) 261-6619 dhp@chartwelltechnology.com	David Bajwa, Investor Relations (877) 669-4180 or (604) 669-4180 info@chartwelltechnology.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

Chartwell Technology Inc.

Consolidated Interim Financial Statements

For the three months ended January 31, 2003

CHARTWELL TECHNOLOGY INC.

Consolidated Balance Sheets

	January 31, 2003 (unaudited)	October 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 2,344,498	$ 1,704,267
Short term investments	2,473,819	3,181,494
Accounts receivable	1,669,452	1,128,639
Deferred set-up expense	-	91,629
Prepaid expenses	114,522	79,147
	6,602,291	6,185,176
Due from related parties	164,506	162,565
Capital assets	278,006	268,374
Deferred software development costs	82,551	110,068
	$ 7,127,354	$ 6,726,183
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 153,059	$ 169,154
Current portion of obligations under capital lease	7,142	6,841
Deferred revenue	71,254	-
	231,455	175,995
Obligations under capital lease	7,085	8,987
Shareholders' equity:		
Share capital	14,632,223	14,632,223
Deficit	(7,743,409)	(8,091,022)
	6,888,814	6,541,201
	$ 7,127,354	$ 6,726,183

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Income (Loss) and Deficit

(unaudited)

	Three months ended January 31, 2003	2002
Revenue:		
Software set-up fees	$ 480,500	$ -
Software license fees	1,183,308	337,902
Interest and other	27,668	69,441
	1,691,476	407,343
Expenses:		
Software development and support	871,853	659,371
General and administrative	423,201	474,082
Depreciation and amortization	21,292	23,217
Amortization of deferred software development costs	27,517	27,519
	1,343,863	1,184,189
Net income (loss)	347,613	(776,846)
Deficit, beginning of period	(8,091,022)	(6,659,740)
Deficit, end of period	$ (7,743,409)	$ (7,436,586)
Net income (loss) per share basic and diluted	$ 0.03	$ (0.06)

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended January 31, 2003	2002
Cash provided by (used in):		
Operations:		
Funds from operations:		
Net income (loss)	$ 347,613	$ (776,846)
Depreciation and amortization	21,292	23,217
Interest income capitalized	(1,941)	-
Amortization of deferred software development costs	27,517	27,519
Deferred set-up costs	91,629	-
	486,110	(726,110)
Change in non-cash working capital:		
Accounts receivable	(540,813)	(128,060)
Prepaid expenses	(35,375)	5,743
Deferred revenue	71,254	79,620
Accounts payable and accrued liabilities	(16,095)	39,075
	(521,029)	(3,622)
	(34,919)	(729,732)
Financing:		
Issue of shares	-	121,088
Repayment of lease obligations	(1,601)	(3,006)
	(1,601)	118,082
Investments:		
Sale (purchase) of short term investments	707,675	(305,923)
Purchase of capital assets	(30,924)	(22,837)
	676,751	(328,760)
Increase (decrease) in cash	640,231	(940,410)
Cash, beginning of period	1,704,267	2,741,078
Cash, end of period	$ 2,344,498	$ 1,800,668

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.

Notes to Consolidated Interim Financial Statements

For the three months ended January 31, 2003
(unaudited)

These consolidated interim financial statements of Chartwell Technology Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies, except as otherwise disclosed, as were used for the consolidated financial statements for the year ended October 31, 2002. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002.

1. **Share capital:**

As at January 31, 2003 and October 31, 2002 the Company had 15,817,701 and 15,817,701 common shares outstanding and 2,388,866 and 2,388,866 options to acquire common shares respectively.

2. **Segmented information:**

The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by the CICA. The Company's software set-up and license fees are from domestic and foreign entities and originate from the following countries of operations:

	Three months ended January 31		
2003	Canada	Belize	Total
Software set-up fees	$ -	$ 480,500	$ 480,500
Software license fees	$ 54,638	$ 1,128,670	$ 1,183,308
2002	Canada	Belize	Total
Software set-up fees	$ 75,881	$ -	$ 75,881
Software license fees	$ -	$ 235,838	$ 235,838

3. **Change in accounting policy:**

Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations require equity instruments awarded to employees and the cost of the service received as consideration to be measured and recognized based on the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded. The new recommendations permit the measurement of compensation expense for stock options granted to employees and directors that are not direct awards of stock, stock appreciation rights or otherwise call for settlement in cash or other assets by an alternative method and to provide pro forma disclosure of the financial results using the fair value method.

The Company has elected to follow an alternative method of accounting for stock options awarded to employees and recognize no compensation expense when stock options are granted. Since no grants were made in the period of these statements, no pro forma amounts are presented.

Kpmg

Consolidated Financial Statements of

CHARTWELL TECHNOLOGY INC.

As at October 31, 2002 and 2001 and for
each of the years in the three year period
ended October 31, 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Chartwell Technology Inc. as at October 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended October 31, 2002 and October 31, 2001 we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended October 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
March 5, 2003

CHARTWELL TECHNOLOGY INC.

Consolidated Balance Sheets

As at October 31
(stated in Canadian dollars)

	2002	2001
Assets		
Current assets:		
Cash	$ 1,704,267	$ 2,741,078
Short term investments (note 8)	3,181,494	3,350,007
Accounts receivable	1,128,639	1,049,041
Deferred set-up expense	91,629	–
Prepaid expenses	79,147	79,867
	6,185,176	7,219,993
Due from related parties (note 6)	162,565	150,995
Available for sale long-term securities	–	42,882
Capital assets (note 2)	268,374	303,392
Deferred software development costs (note 3)	110,068	220,144
	$ 6,726,183	$ 7,937,406
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 169,154	$ 59,897
Current portion of obligations under capital lease (note 4)	6,841	12,668
	175,995	72,565
Obligations under capital lease (note 4)	8,987	13,446
Shareholders' equity:		
Share capital (note 5)	14,632,223	14,511,135
Deficit	(8,091,222)	(6,659,740)
	6,541,201	7,851,395
Commitments (note 9)		
	$ 6,726,183	$ 7,937,406

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed "Darold H. Parken" Director

Signed "Rod A. Ferguson" Director

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Loss and Deficit

Years ended October 31
(stated in Canadian dollars)

	2002	2001	2000
Revenue:			
Software set-up fees	$ 789,197	$ 1,928,696	$ 909,902
Software license fees	2,646,766	908,876	172,463
Interest and other	302,031	394,782	338,924
	3,737,994	3,232,354	1,421,289
Expenses:			
Software development	2,651,335	2,013,601	1,291,899
General and administrative	2,299,857	2,065,710	2,523,572
Gain from extinguishment of debt (note 6)	–	(242,512)	–
Amortization of deferred software development costs	110,076	110,076	110,074
Depreciation and amortization	108,008	121,446	121,050
	5,169,276	4,068,321	4,046,595
Net loss	(1,431,282)	(835,967)	(2,625,306)
Deficit, beginning of year	(6,659,740)	(5,823,773)	(3,198,467)
Deficit, end of year	$(8,091,022)	$ (6,659,740)	$(5,823,773)
Net loss per share	$ (0.11)	$ (0.06)	$ (0.25)

See accompanying notes to consolidated financial statements.

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Cash Flows

Years ended October 31
(stated in Canadian dollars)

	2002	2001	2000
Cash provided by (used in):			
Operations:			
Net loss	$ (1,431,282)	$ (835,967)	$(2,625,306)
Depreciation and amortization	108,008	121,446	121,050
Amortization of deferred software development costs	110,076	110,076	110,074
Deferred revenue	–	(299,789)	(123,014)
Interest income capitalized	(11,570)	–	–
Write-down of long-term securities	42,882	–	–
Loss on disposal of capital assets	24,258	–	–
Change in non-cash working capital:			
Accounts receivable	(79,598)	(1,056,283)	150,150
Deferred set-up expense	(91,629)	–	–
Prepaid expenses	720	(7,899)	(5,495)
Accounts payable and accrued liabilities	109,257	(725,645)	437,737
	(61,250)	(1,789,827)	582,392
	(1,218,878)	(2,694,061)	(1,934,804)
Financing:			
Issue of shares	121,088	92,500	1,447,500
Issue of special warrants	–	–	10,075,000
Share and special warrant issue costs	–	–	(816,416)
Repayment of lease obligations	(10,286)	(3,735)	(230,375)
Long-term debt	–	–	(42,625)
	110,802	88,765	10,433,084
Investing:			
Sale (purchase) of short term investments	168,513	(3,350,007)	–
Purchase of capital assets	(97,248)	(97,093)	(314,715)
	71,265	(3,447,100)	(314,715)
Increase (decrease) in cash	(1,036,811)	(6,052,396)	8,183,565
Cash, beginning of year	2,741,078	8,793,474	609,909
Cash, end of year	$ 1,704,267	$ 2,741,078	$ 8,793,474
Supplemental cash flow information:			
Cash interest received	$ 290,462	$ 393,709	$ 332,892
Cash interest paid	(3,272)	(3,409)	(4,270)

See accompanying notes to consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

Chartwell Technology Inc. (the "Company") is incorporated under the Business Corporations Act (Alberta). The Company specializes in the development of leading edge games and entertainment content for Internet and Intranet deployment. The Company's software products and games are designed for use in gaming, entertainment, advertising and promotional applications.

1. Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Gateway Technology Inc. ("GTI"), a United States company, and Chartwell Games Corp. ("CGC") (formerly Gaming Tech Corporation), a Belize company. GTI is a US incorporated company, which was acquired on November 1, 1998, and Gaming Tech was incorporated in Belize and commenced operations November 1, 1999. The accounting policies of the Company are in accordance with generally accepted accounting principles in Canada and Canadian dollars is the functional currency. Except for the information disclosed in note 11 there are no material differences between Canadian and United States generally accepted accounting principles in these consolidated financial statements.

(b) Capital assets:

Capital assets are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

Capital assets under lease	30%
Computer equipment	30%
Furniture and equipment	20%

(c) Research and deferred software development:

Research costs are expensed as incurred. Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under generally accepted accounting principles. The criteria are the establishment of technical feasibility, identification of a market for the software, the Company's intent to market the software, and the existence of adequate resources to complete the project. To October 31, 2002, the Company has deferred the purchase cost of acquired software, which is being amortized over its expected useful life of five years. No other software development costs have been deferred. Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 2

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

1. Significant accounting policies (continued):

(d) Foreign currency translation:

The Company uses the temporal method of foreign currency translation to translate the accounts of its foreign subsidiaries. Monetary items are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(e) Revenue recognition:

Revenue is recognized in accordance with the terms of the Company's various licensing agreements. Software set-up fees, which require software customization, modification and integration, are recognized following the completed contract method. Licensing revenue, including revenue related to software maintenance and upgrades, is recognized on an accrual basis as earned over the life of the licensing agreement.

(f) Per share amounts:

Loss per share has been calculated using the weighted average number of common shares outstanding during the year, which were 13,485,109 (2001 – 13,286,063; 2000 – 10,477,211). Contingently returnable and issuable shares held in escrow have been excluded from the calculation. 2001 and 2000 per share amounts have been restated to remove 2,330,400 contingently returnable or issuable shares from the calculation. Diluted per share amounts, which are calculated using the treasury stock method, have not been shown, as the results would be anti-dilutive.

(g) Use of estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(h) Income taxes:

The Company follows the liability method of accounting for income taxes, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A valuation allowance is recorded against any future income tax assts if it is more likely than not that the asset will not be realized.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 3

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

1. Significant accounting policies (continued):

(i) Stock option plan:

The Company has a stock option plan which is described in note 5(c). No compensation expense is recognized under the plan when stock options are issued. The consideration paid on exercise of stock options is credited to share capital.

2. Capital assets:

2002	Cost	Accumulated amortization	Net book value
Capital assets under lease	$ 47,005	$ 31,350	$ 15,655
Computer equipment	535,356	325,898	209,458
Furniture and equipment	77,070	33,809	43,261
	$ 659,431	$ 391,057	$ 268,374

2001			
Capital assets under lease	$ 47,005	$ 24,641	$ 22,364
Computer equipment	476,602	246,778	229,824
Furniture and equipment	78,582	27,378	51,204
	$ 602,189	$ 298,797	$ 303,392

3. Deferred software development costs:

	2002	2001
Software development costs	$ 524,149	$ 524,149
Less: accumulated amortization	(414,081)	(304,005)
Net book value	$ 110,068	$ 220,144

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 4

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

4. Capital leases:

The capital lease obligations were incurred to purchase office equipment. The following is a summary of the capital lease obligations at October 31, 2002:

Capital lease obligation	$	15,828
Less current portion		(6,841)
	$	8,987

The following is a schedule by years of future minimum lease payments together with the net present value as at October 31, 2002:

Fiscal year ending:		
2003	$	8,796
2004		6,728
2005		3,195
Total minimum lease payments		18,719
Less interest amount		(2,891)
	$	15,828

CHARTWELL TECHNOLOGY INC.

Notes to Consolidated Financial Statements, Page 5

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

5. Share capital:

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Number of shares	Amount
Balance, October 31, 1999	11,305,501	$ 2,779,751
Issued for cash on exercise of stock options	45,000	72,500
Issued on conversion of Special Warrants (iii)	550,000	932,800
Issued for cash on exercise of Warrants (iii)	550,000	1,375,000
Issued on conversion of Special Warrants (ii)	3,100,000	9,258,584
Balance, October 31, 2000	15,550,501	14,418,635
Issued for cash on exercise of stock options	20,000	20,000
Issued for cash on exercise of Warrants	58,000	72,500
Balance, October 31, 2001	15,628,501	14,511,135
Issued for cash on exercise of stock options	189,200	121,088
Balance, October 31, 2002	15,817,701	$14,632,223

(i) 375,000 shares are held in escrow on behalf of the principals of the Company and are subject to the direction and determination of the regulatory authorities in the Province of British Columbia.

955,400 shares are held in escrow on behalf of the principals of the Company and others and subject to the direction and determination of the regulatory authorities in the Province of Alberta.

Pursuant to the Company's acquisition of all of the issued shares of GTI, 1,000,000 shares are held in escrow and are realizable from time to time as to one escrowed share for each $1.00 of cash flow generated by GTI subsequent to its acquisition by the Company. Shares remaining in escrow at October 31, 2003 are to be returned to the Company and cancelled. At October 31, 2002 all these shares remain held in escrow.

The Company has agreed to issue an additional 25,000 shares as a finder's fee in connection with the acquisition of GTI. This additional share issue will be subject to regulatory approval and will be subject to escrow as determined by regulatory authorities. As of October 31, 2002, these shares have not been issued.

CHARTWELL TECHNOLOGY INC.

Notes to Consolidated Financial Statements, Page 6

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

5. Share capital (continued):

(b) Issued (continued):

(ii) On March 10, 2000, the Company received $10,075,000, less $816,416 of related issue costs, through a private placement of 3,100,000 Special Warrants. These Special Warrants entitle the holder to acquire one common share and one half common share purchase warrant. Each whole purchase warrant entitles the holder thereof to acquire one common share of the Company at a price of $3.80 and is exercisable for a period of one year from the date of issue. In conjunction with the issue of Special Warrants, the Company issued to its Agent 310,000 broker warrants and 500,000 warrants to a financial consultant as compensation for financial advisory services. Each warrant entitled the holder to acquire an option to purchase one common share at a price of $3.25 per share, exercisable until March 10, 2001. These warrants have expired.

On July 14, 2000 the 3,100,000 Special Warrants were converted to 3,100,000 common shares and 1,550,000 purchase warrants. These warrants expired on March 10, 2001.

(iii) During the year ended, October 31, 1999 the Company received $1,000,000 through a private placement of 500,000 Special Warrants. The Special Warrants originally entitled the holder to acquire one common share and one warrant. Each warrant entitled the holder thereof to acquire one common share of the Company at a price of $2.50 until May 26, 2000. The Company did not complete the prospectus filing to clear the securities by September 24, 1999 and, accordingly, the Special Warrants were convertible or exchangeable for 1.1 common shares and 1.1 warrants each. All of the Special Warrants were converted to common shares, and in addition, 550,000 warrants to purchase common shares were exercised at $2.50 per common share.

(c) Stock options and warrants:

The Company has a stock option plan for its directors, officers, employees and key consultants whereby an amount of options to a maximum of 3,110,100 shares may be granted subject to certain terms and conditions. Stock option vesting privileges are at the discretion of the Board. The exercise price for stock options granted is no less than the quoted market price on grant date.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 7

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

5. Share capital (continued):

(c) Stock options and warrants:

Changes in the number of options, with these weighted average exercise prices are summarized below:

	October 31, 2002		October 31, 2001	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	2,011,566	$1.15	1,777,532	$1.02
Granted	426,400	1.54	579,100	1.35
Exercised	–	–	(209,200)	0.67
Forfeited	49,100	1.80	(135,866)	1.03
Outstanding, end of year	2,388,866	$1.21	2,011,566	$1.15

On June 5, 2001 the Company re-priced certain employee stock options with an original exercise price ranging from $1.77 to $4.20, to a new exercise price ranging from $1.06 to $1.17.

The following table summarizes information about the stock options outstanding at October 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted average remaining contractual life (years)	Weighted average Exercise price	Number	Weighted average exercise price
$ 1.00-1.50	1,896,366	2.6	$ 1.07	1,575,070	$ 1.08
1.51-2.00	442,500	3.7	1.72	67,732	1.72
2.01-2.09	50,000	3.8	2.09	33,333	2.09
$ 1.00-2.09	2,388,866	2.8	$ 1.21	1,676,135	$ 1.12

In November 2000, 58,000 of the 1998 warrants were converted to common shares and the remaining 192,000 warrants expired.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 8

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

6. Related party transactions:

For the year ended October 31, 2002, the Company paid legal fees of $60,000 (2001 - $60,000; 2000 - $62,000) and consulting fees of $165,000 (2001 - $162,000; 2000 - $135,000) to various directors of the Company in the normal course of business. These transactions were measured at the exchange amount and recorded in general and administrative expenses.

Amounts due from related parties of $162,565 consist of amounts due from Company officers, directors and employees. Of these amounts, $29,907 is non-interest bearing, unsecured and with no set terms of repayment. The remaining $132,658 bears 6% interest and is secured by 189,200 common shares of the Company.

In fiscal 2001, the Company determined that $242,512 of liabilities, which were recognized upon the acquisition of the issued and outstanding shares of GTI, were no longer payable, and therefore these amounts have been recognized as income in the fiscal 2001 year.

7. Income taxes:

Income tax recovery differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the net loss for the year. The reasons for the differences are as follows:

	2002	2001	2000
Net loss	$(1,431,282)	$ (835,967)	$(2,625,306)
Combined Canadian federal and provincial statutory rate	39.7%	42.6%	43.6%
Computed recovery	(568,219)	(356,121)	(1,144,633)
Non-tax-based amortization	43,653	44,605	47,992
Difference in foreign tax rates	(956,101)	(762,816)	5,338
Foreign accrual property income	1,034,320	741,800	–
Benefit of future tax assets not recognized	438,060	321,978	802,625
Non deductible expenses	8,287	10,554	288,678
Actual recovery	$ –	$ –	$ –

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 9

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

7. Income taxes (continued):

The adjustment in respect of differences in foreign tax rates includes amounts arising from the differences in taxable income in the various jurisdictions in which the Company operates.

The components of the Company's net future income tax asset at October 31, 2002, no portion of which has been recorded in these financial statements, are as follows:

	Canada	United States	Total
Benefit of non-capital/net operating losses	$ 1,200,628	$ 24,823	$ 1,225,451
Capital assets	116,966	–	116,966
Benefit of share issue costs	120,340	–	120,340
Resource deductions	87,963	–	87,963
Deferred development costs	449,460	–	449,460
	$ 1,975,357	$ 24,823	$ 2,000,180

As at October 31, 2002, the Company has Canadian unrecognized loss carry-forwards for income tax purposes of approximately $3,418,645 (2001 - $4,187,000) available for deduction against future years' taxable income. These losses expire as follows:

2003	$ 85,773
2004	136,870
2005	140,519
2006	955,395
2007	–
2008	848,902
2009	1,251,186
	$ 3,418,645

In addition, for income tax purposes GTI has net operating losses carry-forward of $73,008 (2001 - $74,243) available for deduction against future year's taxable income in the United States. These losses expire between 2018 and 2019.

CHARTWELL TECHNOLOGY INC.

Notes to Consolidated Financial Statements, Page 10

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

8. Financial instruments:

The Company's financial instruments consist of cash, short term investments (provincial government bonds), accounts receivable, amounts due from related parties, accounts payable and accrued liabilities and capital lease obligations. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. It is management's opinion that the Company is not exposed to significant interest and or credit risk. The Company's short term investments consist of investments in low risk, fixed interest, corporate bonds. A substantial portion of the Company's revenue is exposed to currency fluctuations.

9. Commitments:

Operating leases:

The Company operates from leased premises. Future minimum annual payments under the leases are as follows:

2003	$ 159,000
2004	159,000
2005	79,500

10. Segmented information:

The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by the CICA.

The Company's software set-up and license fees are from domestic and foreign entities and originate from the following countries of operation:

2002	Canada	Belize	Total
Software set-up fees	$ 47,529	$ 741,668	$ 789,197
Software license fees	$ 231,071	$ 2,415,695	$ 2,646,766
Total assets	$ 4,660,842	$ 2,065,341	$ 6,726,183
2001			
Software set-up fees	$ 212,361	$ 1,716,335	$ 1,928,696
Software license fees	$ 67,022	$ 841,854	$ 908,876
Total assets	$ 6,723,320	$ 1,214,086	$ 7,937,406

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 11

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

10. Segmented information (continued):

2000	Canada	Belize	Total
Software set-up fees	$ 44,375	$ 865,527	$ 909,902
Software license fees	$ –	$ 172,463	$ 172,463

During the year ended October 31, 2002, three licensees (2001 – 5; 2000 – 3), each of which provided more than 10% of the Company's set-up fees and license revenue, accounted for 68.5% (2001 – 54.9%; 2000 – 42.9%) of the Company's 2002 total set-up fee and license revenue.

11. Differences in generally accepted accounting principles between Canada and the United States:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles "Canadian GAAP". Any differences in United States generally accepted accounting principles ("U.S. GAAP") as they pertain to the Company's financial statements are not material except as follows:

(a) Reconciliation of Canadian GAAP Loss to U.S. GAAP Net Loss:

The effect on the loss for each of the years in the three year period ended October 31, 2002 of the differences between Canadian GAAP and US GAAP is summarized as follows:

	Years ended October 31,		
	2002	2001	2000
Net loss from continuing operations for the period as reported in accordance with Canadian GAAP	$ (1,431,282)	$ (835,967)	$(2,625,306)
Repricing of stock options	95,820	(702,660)	–
Stock based compensation expense:			
APB 25	(7,981)	(37,580)	(118,785)
FAS 123	(105,119)	(94,870)	–
Net loss under U.S. GAAP	(1,448,562)	(1,671,077)	(2,744,091)
Deficit, beginning of year, under U.S. GAAP	(7,826,907)	(6,155,830)	(3,411,739)
Deficit, end of year, under U.S. GAAP	$ (9,275,469)	$ (7,826,907)	$(6,155,830)

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 12

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

11. Differences in generally accepted accounting principles between Canada and the United States (continued):

(a) Reconciliation of Canadian GAAP Loss to U.S. GAAP Net Loss (continued):

	Years ended October 31,		
	2002	2001	2000
Net loss per share, basic	$ (0.11)	$ (0.13)	$ (0.25)
Weighted average shares for basic EPS	13,485,109	13,286,063	10,796,530

For U.S. GAAP purposes, the amounts of interest income would not be included in the subtotal of revenue.

The components of comprehensive income are as follows:

	2002	2001	2000
Net loss – US GAAP	$(1,448,562)	$ (1,671,077)	$ –
Other comprehensive income:			
Change in fair value of available for sale long-term securities	(85,426)	27,625	–
Comprehensive income (loss)	$(1,533,988)	$ (1,643,452)	$ –

Balance sheet items which vary in conformity with US GAAP and SEC requirements:

	2002	2001
Assets:		
Available for sale long-term securities	$ 1,365	$ 70,507
Shareholders' Equity:		
Common Stock	$ –	$ –
Accumulated other comprehensive income	(85,426)	27,625
Deficit	(9,275,469)	(7,826,907)
	$ (9,360,895)	$(7,799,282)

There are no variations between the amounts of assets and liabilities and those amounts measured using U.S. GAAP.

CHARTWELL TECHNOLOGY INC.

Notes to Consolidated Financial Statements, Page 13

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

11. Differences in generally accepted accounting principles between Canada and the United States (continued):

(b) Stock based compensation:

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to U.S. GAAP. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123. Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123. The fair value of the options granted to consultants and other third parties is estimated on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions for grants; expected volatility of 72%, risk free interest rate of 5% and expected option lives of 5 years.

With the exception of 100,000 options granted to a consultant in the year ended October 31, 2002, and 50,000 options granted to a consultant in each of the years ended October 31, 2001 and 2000, all options granted to date have been fixed and granted to employees, directors and officers of the Company. $105,119 (2001 – 94,870; 2000 - nil) has been charged against income for those options in 2002.

The Company has calculated the fair value of stock options granted to employees, directors and officers under the minimum valued method using the Black Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000
Risk free interest rate	5%	6%	6%
Volatility	72%	100%	100%
Expected option life (in years)	5	5	5
Dividend yield	0%	0%	0%

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 14

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

11. Differences in generally accepted accounting principles between Canada and the United States (continued):

(b) Stock based compensation (continued):

Had the Company determined compensation costs based on the fair value at the date of grant for its stock options under SFAS 123, net earnings in accordance with US GAAP would have been as reported in the following table. The Company has not recognized in income any amount under SFAS 123 for stock-based employee compensation expense. These pro forma earnings reflect compensation cost amortized over the options' vesting period.

	Years ended October 31,		
	2002	2001	2000
Net loss under U.S. GAAP			
As reported	$ (1,448,562)	$ (1,671,077)	$(2,744,091)
Pro forma	(1,683,131)	(1,889,073)	(3,656,095)
Basic loss per common share:			
As reported	$ (0.11)	$ (0.13)	$ (0.25)
Pro forma	(0.12)	(0.14)	(0.34)

(c) Additional disclosures under U.S. GAAP:

(i) The Company follows SFAS 130 regarding comprehensive income for purposes of reconciliation to U.S. GAAP. Under U.S. GAAP, items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders' equity on the balance sheet. For the three years ended October 31, 2002 there are no items classified as other comprehensive income, with the exception of a change in the fair value of available for sale securities of $(85,426) for the year ended October 31, 2002 (2001 – $27,625).

(ii) The 2,330,400 common shares held in escrow for the year ended October 31, 2002 (2001 – 2,330,400 and 2000 - 1,627,700), have not been included in the calculation of basic or diluted earnings per share as doing so would be anti-dilutive.